Exhibit 1

FORM OF OPTION AGREEMENT 2016

WISEKEY INTERNATIONAL HOLDING LTD STOCK OPTION PLAN

This OPTION AGREEMENT is made on 27/09/2019, by and between WISeKey International Holding Ltd, a Swiss corporation, with its seat in Zug (Zug), Switzerland (the "Company") and MOREIRA Carlos (the "Participant").

In consideration of the mutual covenants and agreements herein contained and pursuant to the Company's Stock Option Plan dated 1st January 2012, as amended, (the "Plan"), the Company and the Participant agree as follows:

The Company grants to the Participant the following number of Options according to the terms and conditions contained in the Plan and in this Option Agreement:

Number of Options:	693' 184

Strike Price:	0.05

Grant Date:	27/09/2019

Vesting Date:	In accordance with Article of the Plan and the table below

Exercise Period:	From the Vesting Start Date until the Option Term as detailed below:

No. of Options	Sale Date	Option Term
0	From the listing - 12 month	7 years from date of grant
235'682.60	Listing + 1 year	7 years from date of grant
228'750.70	Listing + 2 years	7 years from date of grant
228'750.70	Listing + 3 years	7 years from date of grant

The signature of this Option Agreement by the Participant implies his or her express and complete acceptance of the terms set forth in the Plan, in this Option Agreement or in any other document related hereto, including any tax ruling obtained by the Company in connection with the Plan. Furthermore the Participant hereby accepts the powers of the Board of Directors to administer the Plan at its absolute discretion, to complete, interpret and implement the documents herein referred through further documentation to the extent necessary or relevant and to decide on all issues in absolute discretion. The Participant agrees to be bound by the decisions of the Board of Directors.

All notices to the Company shall be delivered to WISeKey International Holding Ltd, General Guisan-Strasse 6, 6300 Zug, Switzerland, attn Stock Option Plan Administrator, and all notices to the Participant may be given to the Participant personally or may be mailed to the Participant c/o WISeKey International Holding Ltd or at such other address as the Participant may designate by written notice to the Company.

This Option Agreement and any related document shall be governed by the substantive laws of Switzerland.

Any dispute, controversy or claim arising out of or in relation with the Plan including the validity, invalidity, breach or termination thereof, shall be finally decided by three arbitrators in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers of Commerce in force on the date when the notice of arbitration is submitted in accordance with said rules. The seat of the arbitration shall be Geneva, Switzerland. The language of arbitration shall be English.

IN WITNESS THEREOF, the parties have executed this Option Agreement in duplicate as of the time and place first above written.

/s/ Peter Ward	/s/ Carlos Moreira
WISeKey International Holding Ltd	MOREIRA Carlos

27/09/19	27/09/2019
Date	Date